BlackRock FundsSM (the "Registrant"): BlackRock Advantage Large Cap Growth Fund (the "Fund")
77D
Policies with respect to security investments
Attached please find as an exhibit to Sub-Item 77D of Form N-SAR, a description of changes to the Fund's investment objective and investment strategies approved by the Registrant's Board of Trustees on March 23, 2017.

BlackRock FundsSM:  BlackRock Advantage Large Cap Growth Fund 77D

Policies with respect to security investments
On March 23, 2017, the Board of Trustees (the "Board") of BlackRock FundsSM (the "Trust") approved certain changes to the investment objective and investment strategies of BlackRock Flexible Equity Fund, a series of the Trust. The Board also approved a change in the name of BlackRock Flexible Fund to "BlackRock Advantage Large Cap Growth Fund" (the "Fund"). In addition, Fund management determined to make certain changes to the benchmark index against which the Fund measures its performance.
The new investment objective of the Fund is to seek long-term capital appreciation, and the Russell 1000(r) Growth Index (the "Russell 1000 Growth Index") is the new benchmark against which the Fund measures its performance.
Under the new investment strategies, under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in large cap equity securities of U.S. issuers and derivatives that have similar economic characteristics to such securities. For purposes of the Fund's 80% policy, large cap equity securities are equity securities that at the time of purchase have a market capitalization within the range of companies included in the Russell 1000 Growth Index. The Fund is a growth fund and primarily intends to invest in equity securities, which include common stock, preferred stock and convertible securities, or other financial instruments that are components of, or have characteristics similar to, the securities included in the Russell 1000 Growth Index. The Russell 1000 Growth Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs"). The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the Russell 1000 Growth Index. The use of options, futures, swaps, forward contracts and contracts for difference can be effective in protecting or enhancing the value of the Fund's assets.

These changes to the investment objective and investment strategies of the Fund and the name change and benchmark change became effective June 12, 2017.